UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Director Appointment

The Board of Directors (the “Board”) of HUB Cyber Security Ltd. (the “Company”) appointed Ms. Lior Lurye to serve as a director, effective as of December 19, 2023. Ms. Lurye will serve as a Class III director and as a member of each of the Company’s audit committee and nominating, governance, compliance and sustainability committee. Ms. Lurye will also chair the nominating, governance, compliance and sustainability committee.

Director Resignation

Liat Aaronson, a member of the Board, resigned from the Board and all committees thereof, effective as of December 19, 2023. Ms. Aaronson’s resignation was not as a result of any disagreement with the Company on any matter relating to its operations, policies or practices.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: December 21, 2023	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

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